NO ACT

PE
11-21-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08070093

December 31, 2008

Received SEC

DEC 3 1 2008

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-31-08

David A. Wisniewski
Associate General Counsel,
Group Vice President and
Assistant Corporate Secretary
SunTrust Banks, Inc.
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308

Re: SunTrust Banks, Inc.
Incoming letter dated November 21, 2008

Dear Mr. Wisniewski:

This is in response to your letters dated November 21, 2008 and December 23, 2008 concerning the shareholder proposal submitted to SunTrust by the International Brotherhood of Teamsters General Fund. We also have received a letter from the proponent dated December 16, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 26 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

December 31, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SunTrust Banks, Inc.
Incoming letter dated November 21, 2008

The proposal urges that, in the event SunTrust chooses to participate in the Troubled Asset Relief Program established by the Economic Emergency Stabilization Act, by selling any amount of troubled assets to the U.S. Treasury, the board and its compensation committee implement specified reforms to impose limitations on senior executive compensation.

There appears to be some basis for your view that SunTrust may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. In arriving at this position, we note the proponent's statement that the "intent of the Proposal is that the executive compensation reforms urged in the Proposal remain in effect so long as the company participates in the TARP." By its terms, however, the proposal appears to impose no limitation on the duration of the specified reforms. Accordingly, we will not recommend enforcement action to the Commission if SunTrust omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position we have not found it necessary to address the alternative bases for omission upon which SunTrust relies.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SunTrust

David A. Wisniewski
Associate General Counsel,
Group Vice President and
Assistant Corporate Secretary

SunTrust Banks, Inc.
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308
Tel 404.724.3604
Fax 404.230-5387
david.wisniewski@suntrust.com

December 23, 2008

Via U.S. Mail and email to shareholderproposal@sec.gov
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, N.E.
WASHINGTON, D.C. 20549

Re: SunTrust Banks, Inc. – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On November 21, 2008, SunTrust Banks, Inc. (the "Company") gave notice of its intention to omit the proposal, dated October 23, 2008, along with the accompanying supporting statement (the "TARP Proposal") submitted by the International Brotherhood of Teamsters General Fund (the "Proponent") relating to the Company's 2009 annual meeting of shareholders.

On December 16, 2008, the Proponent submitted its reasons why it believes the Company failed to satisfy its burden of demonstrating that the TARP Proposal may be excluded (the "Proponent's Response Letter"). The Company received the Proponent's Response Letter on December 22, 2008.

This letter is intended to clarify certain points raised in the Proponent's Response Letter.

1. The Ordinary Business Exclusion

In the Company's November 21, 2008 no-action request, the Company cited the ordinary business exclusion of Rule 14a-8(i)(7). The Company cited two grounds for the application of the ordinary business exclusion—because the proposal seeks to regulate the Company's capital raising activities, and because the proposal seeks to regulate the compensation paid to the general work force.

A. Capital-Raising Activities

In the Proponent's Response Letter, the Proponent suggests that "the entire focus of the Proposal is on the compensation of senior executives. . . ". This characterization of the proposal is false. The first words of the proposal state:

> "**RESOLVED**: In the event that SunTrust Banks, Inc. ("Company") chooses to participate in the Troubled Asset Relief Program ("TARP") program established by the Economic Emergency Stabilization Act ("ACT"), by selling any amount of troubled assets to the U.S. Treasury . . ."

While it is true that the proposal contains many limits on compensation, some of which apply only to senior executives, it is not accurate to state that the entire focus of the TARP Proposal is on compensation. Instead, the Proponent has chosen to condition its compensation reforms on participation in a specific type of capital raising. The Proponent did not merely reference the TARP program in its supporting statement. Rather, the compensation limits only become operative if the Company chooses to raise capital by participating in TARP. As a result, the proposal impacts ***both*** capital raising activities and compensation activities, but impacts compensation if and only if the Company first participates in TARP.

The Staff has on several occasions found proposals which restrict capital raising activities as impermissible action for shareholders and permitted exclusion under Rule 14a-8(i)(7). *See, for example*, Irvine Sensors Corporation (January 2, 2001)(allowing exclusion of proposal to limit capital raising primarily through existing shareholders instead of relying on private placements); Consumer Power Co. (January 7, 1981)(terms upon which capital is raised); Astronics Corporation (January 5, 2001) (redemption and conversion of registrant securities); Harken Energy Corporation (February 6, 2001) (conditioning ability to issue authorized capital stock upon shareholder approval); Cleco Corporation (December 19, 2002)(allowing exclusion of proposal requiring redemption of preferred stock); and Patriot Scientific Corporation (July 11, 2008)(conditioning ability to issue authorized capital stock upon shareholder approval).

B. Restrictions on Compensation Paid to the General Workforce

In the Company's November 21, 2008 no-action request, the Company cited a second, independently sufficient basis for applying the ordinary business exclusion of Rule 14a-8(i)(7)—because the proposal seeks to regulate the compensation paid to the general work force. The Proposal seeks to impose:

- [4] "A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares, that use clearly-defined metrics and rigorous performance targets; . . .

- [8] A minimum vesting requirement on all new option and share awards of five year cliff-vesting"

By their terms, these aspects of the Proposal are not limited to senior executive officers and potentially apply to the entire workforce.

The Proponent makes much of its statement that its reform "imposes important limitations on senior executive compensation." However, this statement is merely descriptive and not limiting. In other words, this statement is true to the extent the nine proposals apply to senior executives. But this statement does not operate to limit proposals four and eight which, discussed above, impose limits on the form of compensation paid to the general workforce.

As evidence of this contention, consider that the Company cannot fairly claim to have implemented proposals 4 and 8 as drafted unless the Company applies them to its entire workforce; merely implementing these proposals with respect to its senior executive officers would not comply with the ordinary meaning of the words of these proposals.

As noted in the Company's November 21, 2008 request letter, the Staff has on several occasions found proposals which address compensation issues affecting employee groups broader than the senior executive group are impermissible action for shareholders and may be excluded pursuant to the authority of Rule 14a-8(i)(7). *See, for example, Plexus Corp.* (September 4, 2007) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal forbidding the issuance of new stock options to all employees); *Pfizer Inc.* (January 29, 2007) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal forbidding the issuance of new stock options to all employees); *Amazon.com, Inc.* (March 7, 2005) (permitting the exclusion under Rule 14a-8(i)(7) of proposals requesting that the board adopt and disclose a new policy on equity compensation and cancel a certain equity compensation plan potentially affecting all employees); *Woodward Governor Co.* (September 29, 2004) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting the discontinuation of all stock option grants); and *Lucent Technologies Inc.* (November 6, 2001) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal seeking to decrease the remuneration of all officers and directors).

2. Exclusion pursuant to Rule 14a-8(i)(3)(violation of Rule 14a-9)

A. False and Misleading.

In the Company's November 21, 2008 no-action request, the Company cited the Proponent's statement within its supporting statement that the Company's participation in the TARP was made ***necessary*** in part by aspects of the Company's business operations as violating of Rule 14a-9 and justifying exclusion under Rule 14a-8(i)(3). In the Proponent's Response Letter, the Proponent characterizes its inaccurate statement that the Company's participation in TARP was necessary as a matter of mere semantics. The Company provided facts which objectively demonstrate the falsity of Proponent's statement. The Company also indicated that this statement is the sort of impugning statement prohibited by Rule 14a-9. The Proponents reference to "semantics" challenges the materiality of the Proponent's false statement.

Negative statements about a bank's capital go directly the heart of its safety and soundness and can have severe adverse ramifications. Such statements could cause depositors, customers, and other counterparties to stop doing business with the Company or to withdraw their deposits. The materiality of such statements is clear.

While we appreciate that differences of opinion are likely to arise between proponents and companies which seek to exclude such proponents' proposals, we do not view the Proponent's statement about the necessity of TARP funds as a mere statement of opinion, un-supported statement, or statement subject to mis-interpretation referenced by the Staff in Legal Bulletin 14B to which the Company should simply respond in its statement of opposition. Rather, the Company believes that the Proponent's statement is an impugning statement which is prohibited under Rule 14a-9. Rule 14a-8(i)(3) expressly authorizes the Company to exclude a shareholder's proposal where such proposal violates the proxy rules, including expressly Rule 14a-9. (While the Company does not believe the Proponent intended to impugn the Company's financial condition, the statement has that effect.)

In Staff Legal Bulletin 14B, the Staff differentiated the remedy available when a proposal has statements of opinion or unsupported factual allegations on the one hand, with other more serious statements. The Staff stated:

> "There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where: [1] statements directly or indirectly ***impugn*** character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; [2] the company ***demonstrates objectively*** that a factual statement is materially false or misleading; [and] [3] the resolution contained in the proposal is so inherently ***vague or indefinite*** that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if

adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result . . ."

Vague and Indefinite

In the Company's November 21, 2008 no-action request, the Company also cited the Proponent's failure to specify the duration of the limits sought to be imposed by its Proposal. Absent any statement that these limits will be temporary, one must interpret the proposal's limits to apply indefinitely or permanently. The failure to disclose the permanence of these restrictions is likely to mislead the Company's shareholders as to a material fact because the proposal's language regarding the TARP program might suggest that the limits apply only for so long as the Company participates in TARP. Significantly, the Proponent did not dispute such contentions in its response letter. The Company noted that such a material omission violates Rule 14a-9 and justifying exclusion under Rule 14a-8(i)(3).

In its response, the Proponent impliedly admits that as-drafted the limits are perpetual and that this is an important omission. In recognition of this, the Proponent has offered to reform its proposal to state that it is limited in duration to the period in which the Company participates in TARP. But restrictions whose duration is tied to TARP capital only serves to further tie the proposal to the Company's capital raising activities—action which is not appropriate for shareholder action and grounds for exclusion, as discussed above.

Additionally, the Proponent attempts to distinguish the Staff's previous ruling in *Wendy's* International Inc. (February 24, 2006). In *Wendy's*, the Staff allowed the Company to exclude a proposal because key terms in the proposal were undefined. While the registrant in *Wendy's* did not specifically cite the duration of the proposal as one of the key terms justifying exclusion, it did cite a time component. (In *Wendy's*, the Proponent requested a report explaining "progress" made toward "accelerating" development of CAK). What was meant by "progress" and "development" were key terms in *Wendy's* that the Proponent left undefined.

The Proponent seeks to distinguish *Wendy's* by suggesting that *Wendy's* stand for the proposition that the omission of definitions of key terms renders a proposal vague and indefinite, and that *Wendy's* does not stand for the proposition that the failure to disclose the duration of a proposal renders a proposal vague and indefinite. However, even under this narrow view of *Wendy's*, in the present case the duration of the reforms sought to be imposed by the TARP Proposal is a key term, and the Proponent's omission of such a key term renders its proposal vague and indefinite under *Wendy's*

Because the Proponent has tied its compensation reforms to participation in TARP, whether these reforms continue after the Company is no longer participating in TARP is material to shareholders voting on the proposal. Without disclosure of the duration, shareholders will not be certain of what they are voting for, and the Company will not be certain of what it may be required to implement.

3. ***Multiple Proposals***

In the Company's November 21, 2008 no-action request, the Company also cited the fact that the Proposal consists of 9 distinct proposals. This violates Rule 14a-8(c)'s limit of a single proposal, and Rule 14a-8(i)(3) expressly authorizes the Company to exclude a proposal where it violates the proxy rules.

In its response, the Proponent essentially admits that its proposal constitutes nine separate proposals and instead relies on the fact that the Staff on occasion has extended Rule 14a-8(c)'s limit of a single proposal t to compound proposals which are closely related. However, the Proponent has not cited an instance where multiple proposals as diverse as its have been allowed. Nor has the Proponent cited an example where the Staff required inclusion of proposal composed of as many as nine separate proposals. The best that the Proponent can cite is an example consisting of five closely related proposals. To allow nine distinct proposals to be joined as a single proposal stretches Rule 14a-8(c)'s one-proposal rule beyond what was intended by the Commission and will invite other proponents to submit compound proposals consisting of an unlimited number of increasingly unrelated proposals.

The separateness of the proposals is demonstrated by the following:

- First, the proposals apply to very different groups of employees and vastly differing numbers of persons. Proposals 1, 3, 5, 6, 7, and 9 apply only to senior executive officers, (5 persons), while Proposal 2 applies to all executive officers (9 persons, recently increased to 12 persons). Additionally, Proposals 4 and 8 apply to all employees, (approximately 30,000 persons) and therefore are not limited to *senior executive* compensation.

- Second, the proposals themselves relate to disparate aspects of executive compensation. Proposal 2 relates to post-termination compensation while Proposal 5 relates to the retention of executives—the opposite of post-termination compensation. Proposals 1, 3, and 4 relate to contingent events—the effect of a change of control, the effect of a financial statement restatement, and potential acceleration of equity awards. In contrast, Proposals 4, 7 and 8 relate to key every day events—the components of employees' total compensation package—long term incentives, retirement benefits, and vesting of equity awards. In short, each paragraph addresses a very different aspect of compensation.

- Several have by themselves been the subject of their own proposal and a Staff no-action letter.

- Each is further conditioned on the Company raising capital through TARP, which effectively introduces a tenth topic wholly unrelated to compensation.

As noted in the initial request, the Staff consistently has taken the position that multiple unrelated proposals are excludable, even if packaged as a single submission. *See, e.g., American Electric Power* (January 2, 2001) (permitting exclusion of multiple proposals regarding director tenure and compensation, and frequency of board meetings); and *IGEN Int'l*, Inc. (July 3, 2000) (permitting exclusion of multiple proposals regarding the size of the company's board, the frequency of board meetings, and ownership requirements to call shareholder meetings). In applying the "one proposal" standard in this context, the Staff has distinguished between a multi-prong proposal where each element relates to a single concept and multiple proposals addressing distinct standards or actions. *See, e.g., Meadow Valley Corporation* (March 30, 2007) (declining to concur with exclusion of proposal that urged company to liquidate an investment and distribute proceeds of liquidation to shareholders); and *Computer Horizons Corp.* (April 1, 1993)(declining to concur with exclusion because "the elements of the proposal all relate to one concept, the elimination of anti-takeover defenses"). When a single submission involves distinct actions or topics, the Staff has concurred that the proposals may be excluded even if they relate to the same general topic. *See, e.g., Electronic Data Systems Corp.* (March 10, 1998) (proposals to eliminate classified board and establish "independent lead director" excludable); *Allstate Corp.* (January 29, 1997) (permitting exclusion of proposals instituting cumulative voting for directors and prohibiting practices that could impair the effectiveness of cumulative voting).

Conclusion

Based on the foregoing analysis, we respectfully reiterate our request that the Staff concur that Rule 14a-8 authorizes the Company to exclude the TARP Proposal form the Company's proxy materials and to confirm that the Staff will take no action if the Company excludes the TARP Proposal from its Proxy Materials. We would be happy to provide you with additional information and answer any questions that you may have regarding the subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me.

Sincerely,

David A. Wisniewski

cc: Raymond D. Fortin, General Counsel and Corporate Secretary
C. Thomas Keegel, General Secretary-Treasurer, International Brotherhood of Teamsters

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

RECEIVED
2008 DEC 16 PM 2:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 16, 2008

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: SunTrust Banks, Inc.'s No-action Request Regarding Shareholder Proposal Submitted by the Teamsters General Fund

Dear Sir or Madam:

The Teamsters General Fund (the "Fund") hereby submits this letter in reply to SunTrust Banks, Inc.'s ("SunTrust" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance ("Staff") concerning the Fund's Executive Compensation Reforms proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2009 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal urges the Board of Directors and its compensation committee to implement a recommended set of reforms that imposes important limitations on senior executive compensation in the event that SunTrust chooses to participate in the Troubled Asset Relief Program ("TARP") established by the Economic Emergency Stabilization Act ("EESA").

SunTrust contends that it is entitled to exclude the Proposal in reliance on Rules 14a-8(i)(7), 14a-8(i)(3), 14a-8(i)(10), and 14a-8(c).

It is well-established that shareholder proposals concerning the executive compensation of senior executives are appropriate for inclusion in proxy materials and the Company should not be permitted to exclude the Proposal from its 2009 proxy materials.

I. The Company Fails to Satisfy its Burden of Persuasion that the Proposal Deals with Ordinary Business Operations

SunTrust argues that the Proposal is "really about how the Company raises capital and manages its assets," and only deals with executive compensation issues "on the surface." Such is not the case. The entire focus of the Proposal is on the compensation of senior executives, which the Staff has consistently held to be an appropriate subject for shareholder action.

A. The Focus of the Proposal is Senior Executive Compensation

The Proposal requests that SunTrust implement a set of rigorous senior executive compensation reforms designed to strengthen the pay-for-performance features of SunTrust's pay programs and help restore investor confidence. The Proposal addresses change-of-control payments, severance payments, "claw back" policies, performance-vesting equity instruments, equity retention requirements, vesting acceleration, supplemental executive retirement plans, and minimum vesting requirements—all senior executive compensation components that we believe must be addressed through a cohesive set of reforms to curb the ever-escalating levels of unwarranted executive compensation that have eroded investor confidence in the markets and corporate leadership. Notably, the set of proposed reforms—which is the core of the Proposal—lacks any mention of the sale of capital stock or the sale of mortgage assets.

For more than 15 years the Staff has consistently taken the position that shareholder proposals that focused on the compensation of "senior executives" may not be omitted in reliance upon Rule 14a-8(i)(7). The Staff has repeatedly stated that, "it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business." See *Reebok International Ltd.* (avail. Jan. 16, 1992); *Battle Mountain Gold Company* (avail. Feb. 13, 1992); *Eastman Kodak* (avail. Feb. 13, 1992); *International Business Machines Corp.* (avail. Feb. 13, 1992); and, *Sprint Corp.* (avail. March 9, 1993). As the Staff declared in *Xerox Corporation* (avail. March 25, 1993):

> The Commission continues to regard issues affecting CEO and other senior executive and director compensation as unique decisions affecting the nature of the relationships among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance. Consequently, unlike proposals relating to the rank and file workforce, proposals concerning senior executive and director compensation are viewed by the Commission as inherently outside the scope of normal or routine practices in the running of the Company's operations.

The Proposal, as noted in the "Resolved" clause, is related exclusively to "senior executive compensation."

SunTrust argues that because the Proposal is tied to the Company's participation in the TARP, it only "ostensibly seeks to regulate executive compensation" and "really seeks to regulate another matter—in this case the Company's participation in TARP. . . ." The Company's participation in the TARP does not alter the fact that the Proposal is focused on the compensation of senior executives. As explained in the Proposal's Supporting Statement, we believe that the TARP's executive compensation restrictions "are woefully inadequate to address the serious shortcomings of most executive compensation plans," and the Proposal accordingly calls for the adoption of a "a set of more rigorous executive compensation reforms that we believe will significantly improve the pay-for-performance features of the Company's plan and help restore investor confidence." Thus, the Proposal remains focused on the Board and its compensation committee implementing a set of reforms that imposes important limitations on senior executive compensation.

One can readily distinguish and dismiss as irrelevant the no-action decisions cited by the Company in which proposals focused on ordinary business matters that had nothing to do with senior executive compensation were found to be properly excluded. See *Apple Computer, Inc.* (avail. March 3, 2003); *Pfizer Inc.* (avail. Feb. 7, 2003); *Ford Motor Company* (avail. March 26, 1999); *Food Lion, Inc.* (avail. Feb. 22, 1996); *The Clothestime Inc.* (avail. March 13, 1991); and, *Ford Motor Co.* (avail. March 29, 2000).

That leaves SunTrust's entire argument hanging on its reliance on *General Motors* (avail. April 4, 2007). In *General Motors* the Staff concluded:

> There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary

> business operations. In this regard, we note that while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters. Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

In seeking no-action relief, General Motors argued that executive compensation was mentioned in passing and not the focus of the proposal:

> The substance of the recital preceding the resolution quoted above is that because Saudi Arabia and members of the Wahhabi sect of Islam are implacable foes of America, Europe, Christians and Jews, the U.S. must stop buying oil from the Middle East immediately. Although the proposal does not make an explicit connection between the recitals and the resolution, the proposal is apparently based on the ideas that improving fuel economy will facilitate the cessation of importing oil from the Middle East and that an executive compensation program that tracks progress in fuel economy will provide incentive for GM to improve the fuel economy of its new vehicles.
>
> Despite the mention of executive compensation, the principal focus of the proposal is improving fuel economy, which is part of General Motors' ordinary business activities. . . . Mr. Wilson's proposal does not deal with executive compensation at all except for the bare mention in the resolution; there is no attempt beyond the assertion of an incentive to demonstrate the relevance of executive compensation to the issue of fuel economy, or to the problem of radical Islamism [sic], which dominates the recitals.
>
> . . . .
>
> In the present case the thrust and focus of Mr. Wilson's proposal is clearly on the risk proposed by Islamic extremism and, secondarily, on the need to improve the fuel economy to permit the U.S. to stop buying oil from the Middle East. <u>Executive compensation is far from the principal concern of the proposal.</u> (Emphasis added)

The proposal in *General Motors* was found to be essentially a pretext for the proponent's desire to address the risk posed by "Islamic extremism" by improving fuel economy which, it was hoped, would reduce the amount of imported oil. Unlike the General Motors proposal, the thrust and focus of the Proposal is on reforming senior executive compensation, which is demonstrated by the resolution and supporting statement.

B. The Scope of the Proposal is Explicitly Limited to the Compensation of Senior Executives

SunTrust next argues that the Proposal "seeks to regulate the Company's compensation practices with respect to the Company's general workforce." On the contrary, the Proposal's resolved clause explicitly states that the proposed set of compensation reforms imposes limitations on "senior executive compensation," not the Company's general workforce. The Proposal provides in pertinent part that "the proposal urges SunTrust to implement the following set of reforms that imposes important limitations on <u>senior executive compensation</u>" (Emphasis added) and proceeds to list those requested reforms.[1] Therefore, we believe that the Staff determinations cited by SunTrust—*Plexus Corp.* (avail. Sept. 4, 2007); *Pfizer, Inc.* (avail. Jan. 29, 2007); *Amazon.com, Inc.* (avail. March 7, 2005); *Woodward Governor Co.* (avail. Sept. 29, 2004); *Lucent Technologies Inc.* (avail. Nov. 6, 2001); *Ascential Software Corporation* (avail. April 4, 2003); and, *Minnesota Mining and Manufacturing Company* (avail. March 4, 1999)—are irrelevant.

II. The Proposal Is Neither False Nor Misleading and the Company Should Not Be Permitted to Exclude it Pursuant to Rule 14a-8(i)(3)

Relying on Rule 14a-8(i)(3) and Rule 14a-9, SunTrust argues that the Proposal makes several statements or omissions which "are either false, misleading, or omit material facts ***necessary*** in order to make the statements therein not false or misleading." The Company faces a very high burden when it seeks to exclude the Proposal as false and misleading—a burden the Company fails to meet.

In Staff Legal Bulletin No. 14B, the Staff clarified its views with regard to the application of Rule 14a-8(i)(3). The Staff noted:

> In this regard, rule 14a-8(i)(3) permits the company to exclude a proposal or a statement that is contrary to any of the proxy rules,

[1] The Company ignores this clear and unambiguous language when it incorrectly argues that the Proposal seeks to regulate the Company's general compensation practices requiring that a majority of long-term compensation be awarded in the form of performance-vesting equity instruments and by requiring a minimum 5-year vesting requirement on all new option and share awards. It apparently bases this entire argument on the fact that references to senior executive compensation are restated in some bullet points and not others. It has no basis for doing so.

> including rule 14a-9, which prohibits materially false or misleading statements. Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading.

First, the Company claims that "the Proponent's statement within its supporting statement that the Company's participation in the TARP was made necessary in part by aspects of the Company's business operations" is false. The statement to which SunTrust refers says: "Company participation in the TARP established by the Act has been necessitated by broad capital market problems, as well as by aspects of the Company's business operations." SunTrust argues that its participation in the TARP is not a legal or practical business necessity, and further argues that such statement bears on the Company's financial condition.

It is undeniable that there are broad capital market problems. Further, the Company has chosen to participate in the TARP, as it acknowledges, although it had not yet participated at the time of the Proposal's submission. The Company apparently takes great offense, and strongly denies that its participation in TARP was "necessary." This, we submit, is semantics. The Company, its board and management would presumably not participate if it was unnecessary. It argues strenuously that there is implied criticism of its financial condition in an innocuous clause of one sentence of the supporting statement.

There is no need to belabor the point for it is clear that this one clause in the supporting statement is neither materially false nor misleading. As the Staff noted in Legal Bulletin No. 14B:

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> > the company objects to factual assertions because they are not supported;
> >
> > the company objects to factual assertions that, while not materially false or misleading, may be disputed or

> countered;
>
> the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or,
>
> the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

Thus, the remedy for the Company is to address its objections in its statement of opposition. Further, the Fund is willing to revise or even eliminate this sentence to resolve the matter. However, the Company's strained interpretation of one clause in the supporting statement certainly does not satisfy its burden of persuasion that the Proposal is false and misleading.

Second, the Company argues that "the omission of any disclosure regarding when its executive compensation limits expire" renders the Proposal excludable under Rule 14a-8(i)(3) and (i)(9). It states: "Absent any statement that these limits will be temporary, one must interpret the TARP proposal's limits to apply indefinitely or permanently."

SunTrust cites *Wendy's International, Inc.,* (avail. Feb. 24, 2006) as an example of a proposal that did not state the duration of its requirements and that the Staff determined to be excludable as vague and indefinite. However, while it is true that the Wendy's International proposal did not state the duration of its requirements, Wendy's argument for excluding the proposal revolved around key terms in the proposal being undefined—not the lack of duration limits. *Wendy's International, Inc.,* is, therefore, irrelevant.

The intent of the Proposal is that the executive compensation reforms urged in the Proposal remain in effect so long as the Company participates in the TARP. We believe this intent is obvious, but are willing to revise the Proposal to make it explicit. In any event, omission of the Proposal is certainly not justified by this argument.

III. SunTrust Has Not Substantially Implemented the Proposal

SunTrust argues that it has substantially or fully implemented many of the Proposal's proposed limitations on senior executive compensation. It contends that Rule 14a-8(i)(10) "does not address how to analyze whether multiple proposals have been substantially implemented."[2] However, the standard is clear. In order to demonstrate that it has substantially implemented a proposal the Company must prove it has satisfactorily addressed the essential objective of the proposal.

SunTrust fails to address the essential objective of the Proposal, which is a comprehensive set of reforms that imposes significant limitations on senior executive compensation. The Proposal seeks adoption of a completely different executive compensation philosophy than the one currently employed by the Company—one that requires long-term compensation be performance-vested using clearly defined metrics and performance requirements and that does away with or severely limits supplemental pension benefits and golden parachutes. At its heart, the Proposal seeks to reform the Company's long-term equity compensation while limiting windfalls to senior executives that may take the form of change-of-control payments, accelerated vesting of benefits, or supplemental pension benefits.

Rather than address the essential objective of the Proposal, the Company identifies certain elements of the requested reforms, but this does not suffice to prove substantial implementation. In *The Kroger Co.*, (avail. March 18, 2008) the proposal requested that the company adopt a pay-for-superior performance principle by adopting an executive compensation system that would include setting pay targets below peer group median; delivering a majority of long-term compensation through performance-vested equity awards; and, providing the strategic rationale for the performance metrics, among other features. The Company failed in its 14a-8(i)(10) argument that it had substantially implemented the proposal after arguing, as SunTrust does in the instant case, that by satisfying parts of certain elements of the proposal it demonstrated substantial implementation. As in *The Kroger Co.*, the Fund's Proposal is focused on creating a new and more stringent standard of corporate performance.

SunTrust's attempt to select a few elements of the requested reforms does not satisfy its burden of demonstrating substantial compliance. The first limitation the Proposal seeks is a prohibition on all senior executive change-of-control

---

[2] We address below the Company's attempt to argue that the Proposal constitutes multiple proposals.

payments and a limit on severance payments to the amount of the senior executive's annual salary in all other circumstances. The Company has no such prohibition in place and its reliance on the fact that it is covered by Section 111(b)(2)(C) of EESA is frankly irrelevant. The Proposal asks the Board to prevent senior executives from receiving any change-of-control payments, which is something the Company has not done. While the Company may have limits on other severance payments that comport with part of the first requested reform, it has not substantially complied because the prohibition of change-of-control payments has not been implemented by the Company.[3]

The next limitation sought by the Proposal is that a majority of long-term compensation be awarded in the form of performance-vested equity instruments that use clearly-defined metrics and rigorous performance targets. This is a core request of the Proposal as it goes to establishing a truly performance-based executive compensation system. The Company notes that it offers time-vested restricted stock and stock options, but those in no way constitute performance-vested equity instruments. Long-term compensation is the largest part of senior executive compensation. The essential objective of the Proposal is to require that a majority of long-term compensation be tied to rigorous performance targets on clearly-defined metrics. The Company completely fails to demonstrate it has implemented this, and indeed it has not.

Integral to the reform of equity-based compensation is the equity retention requirement that at least 75 percent of shares obtained through the exercise of options or the award of restricted shares be held for the senior executives' full term of employment. The Company's proffered one-year requirement, on its face, does not satisfy any notion of substantial compliance. This reform is key as it seeks to incentivize executives to take actions focused on the long-term health and growth of the Company rather than driving short-term stock prices.

The next component of the reform of equity-based senior executive compensation is the prohibition on vesting acceleration for all unvested stock options or share awards held by senior executives. The Company has no such prohibition. The fact that it has not accelerated vesting in three years has no bearing on the permissibility of accelerated vesting, which is integral to the Proposal.

The Company acknowledges it has not implemented a freeze on

[3] Likewise, the Company notes Section 111(b)(2)(A) of EESA and its regulations contain recoupment features covering senior executives. That is but one element of the Proposal and satisfying that one element is not the same as satisfying the essential objective of the Proposal.

contributions to any supplemental executive retirement plan for the benefit of senior executives.

Finally, the Proposal calls for a minimum vesting requirement on all new option and share awards of five-year cliff vesting. The Company notes that it makes annual stock option awards which "generally vest" after three years, which literally represents 60 percent of the requested vesting period.

The Company's senior executive compensation system contains a few positive features, but in no way represents substantial implementation of the Proposal. The Company's 14a-8(i)(10) argument fails and SunTrust should be denied its request on this basis. The essential objective of the Proposal – the overhauling of its long-term equity based compensation while prohibiting benefits that could be obtained through change-of-control payments, acceleration of awards, or supplemental pension benefits – has not been implemented, and thus the Company fails to prove it has substantially implemented the Proposal.

IV. The Proposal is not Nine Separate Proposals and the Company Fails to Satisfy its Burden of Persuasion Under Rule 14a-8(c)

The Company's final argument and the one that it states is "perhaps the strongest reason to justifying [sic] the Company's exclusion of the proposal is because the Proponent has combined 9 separate proposals into a single, compound proposal in a blatant attempt to circumvent Rule 14a-8(c)'s limit of a single proposal." The basis for this argument is that components of the Proposal have appeared as separate proposals in the past at some companies; that certain elements apply to senior executives and others to all employees; and, that the Proposal relates to disparate aspects of executive compensation.

A single proposal made up of several separate components does not constitute more than one proposal if the components "are closely related and essential to a single-well defined unifying concept." *AT&T Wireless Services, Inc.* (avail. Feb. 11, 2004)

In *AT&T Wireless Services, Inc.*, a proposal was submitted requesting the board to replace its system of compensation for senior executives with a "Commonsense Executive Compensation" program. That proposal's resolution provided:

> Resolved, that the shareholders of AT&T Wireless Services Inc. ("Company") request that the Company's Board of Directors and its

Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $ 1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Like the Proposal submitted by the Fund, the "Commonsense" Proposal had multiple components and the company sought to exclude it under Rule 14a-8(c). The company failed in that case, as SunTrust should here. The proponent noted in *AT&T Wireless Services, Inc.*:

> As the Company acknowledges, our Proposal relates to senior executive compensation. It focuses on all aspects of such compensation, including salary, bonus, long-term equity compensation, severance, and disclosure. That certain compensation is triggered by the severance of employment in no way renders severance payments to senior executives as a distinct topic. Shareholders are concerned about all aspects of senior executive compensation and our Proposal properly addresses several different aspects, including severance.

The Fund's Proposal relates to the reform of senior executive compensation and provides a set of complementary executive compensation changes. The proposed reforms are closely related and essential to the unified concept of senior executive compensation reform.

V. Conclusion

For the foregoing reasons, the Proponent respectfully requests that the Staff not issue the determination requested by SunTrust.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager at (202) 624-8100.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc

cc: David A. Wisniewski, Associate General Counsel, Group Vice President and Assistant Corporate Secretary, SunTrust Banks, Inc.
Raymond D. Fortin, General Counsel and Corporate Secretary, SunTrust Banks, Inc.

SUNTRUST

David A. Wisniewski
Associate General Counsel,
Group Vice President and
Assistant Corporate Secretary

SunTrust Banks, Inc.
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308
Tel 404.724.3604
Fax 404.230-5387
david.wisniewski@suntrust.com

November 21, 2008

Via U.S. Mail and email to ***shareholderproposal@sec.gov***
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, N.E.
WASHINGTON, D.C. 20549

Re: SunTrust Banks, Inc. – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by SunTrust Banks, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to that certain proposal, dated October 23, 2008, along with the accompanying supporting statement (the "TARP Proposal"), substantially in the form attached hereto as Exhibit A, and submitted for inclusion in the Company's proxy card and proxy statement (the "Proxy Materials") for its 2009 annual meeting of shareholders by the International Brotherhood of Teamsters General Fund (the "Proponent"). Also, attached hereto as Exhibit B and Exhibit C, respectively, are the Proponent's correspondence to the Company and the Company's correspondence to the Proponent.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of the Company's intention to omit the TARP Proposal from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the TARP Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why exclusion of the shareholder Proponent's proposal from the company's Proxy Materials is proper. Enclosed are five additional copies of this letter, including all exhibits and annexes.

Rule 14a-8 authorizes the Company to exclude the TARP Proposal from the Company's proxy statement for 4 reasons:

(1) the TARP Proposal addresses the ordinary business of the Company and therefore may be excluded pursuant to Rule 14a-8(i)(7);
(2) the TARP Proposal is false and misleading in violation of Rule 14a-9, and therefore may be excluded pursuant to Rule 14a-8(i)(3);
(3) the TARP Proposal has been substantially implemented and therefore may be excluded pursuant to Rule 14a-8(i)(10); and
(4) the TARP Proposal constitutes 9 separate proposals in violation of Rule 14a-8(c).

Each of these four reasons is independently sufficient to justify excluding the TARP Proposal from the Company's proxy statement.

1. Rule 14a-8(i)(7) authorizes the Company to exclude the TARP Proposal because it relates to how the Company raises capital and manages its assets, and makes compensation decisions regarding the general work force, and these are within the Company's ordinary business operations.

Rule 14a-8(i)(7) authorizes the Company to exclude the TARP Proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Securities and Exchange Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of a proposal: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 40018 (May 21, 1998). The second consideration relates to the degree any proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The TARP Proposal attempts to direct matters of the company's ordinary business operations: (i) the Company's methods and options to raise capital and manage its assets, and (ii) the Company's ability to make equity compensation decisions with respect to its general workforce.

A. *The Company's Ability to Raise Capital and Manage Its Assets is a Matter of the Company's Ordinary Business Operations*

The TARP Proposal is really about how the Company raises capital and manages its assets. On the surface, the TARP Proposal purports to limit various aspects of the Company's executive compensation programs. However, the Proponent has tied these limits to the Company's future exercise of discretion as to whether to participate in the Troubled Asset Relief Program ("TARP").

There are two ways the Company can participate in TARP: either by selling newly issues preferred stock[1] or by selling certain distressed mortgage assets. Both of these activities—the sale of capital stock or the sale of mortgage assets—are an integral part of the Company's capital raising, capital management and financing activities and clearly a matter relating to its ordinary business. The use of different sources of capital, including participation in the TARP, is an integral part of the Company's capital raising, capital management and financing activities and clearly a matter relating to its ordinary business. Raising capital by issuing preferred stock as part of its overall capital structure and financing activity is a fundamental aspect of the business and affairs of a corporation to be managed by the Company's Board of Directors. Decisions regarding when, how much, and under what terms and conditions to issue preferred stock involve detailed financial analyses that must be consistent with the other current and long-term financial policies and goals of the Company. Consequently, the TARP Proposal limits or restricts capital raising, capital management and financing options available to the Company. The Company's ability to raise capital and manage capital must fall under the umbrella of "ordinary business operations" and its pursuit of any single program to raise capital and manage capital should not be micromanaged by shareholders imposing artificial conditions upon which such financing activity may take place.

On numerous occasions, the Staff has taken the position that conditions, restrictions or limitations upon capital raising, capital management and financing activities are matters relating to the conduct of the company's ordinary business operations. See *Apple Computer, Inc.* (March 3, 2003) (proposal relating to management requirements for corporation's share repurchase program); *Pfizer Inc.* (February 7, 2003) (proposal to limit buyback of shares within specified limits); *Ford Motor Company* (March 26, 1999) (proposal to amend corporation's bylaws to require that it not repurchase its common stock except under certain circumstances); *Food Lion, Inc.* (Feb. 22, 1996) (proposal to amend existing stock repurchase plan in order to accelerate and expand the amount of stock repurchased is directed at matters relating to the conduct of the company's ordinary business operations and, therefore, is excludable under Rule 14a-8(c)(7) (predecessor to Rule 14a-8(i)(7))); and *The Clothestime Inc.* (March 13, 1991)(proposal to repurchase common stock in open market under specified conditions excludable under Rule 14a-8(c)(7)). *See also, Ford Motor Co.* (Mar. 29, 2000)(proposals specified the specific terms and conditions of a capital transaction).

Additionally, the Staff has seen through previous attempts by proponents to reach a corporation's ordinary business affairs by tying such affairs to a matter normally within the province of shareholder action. For example, in *General Motors* (April 4, 2007), the proponent sought to encourage the sale of more fuel-efficient vehicles by tying increases in executive compensation to increases in the sales of fuel-efficient vehicles. While the Staff generally has found executive compensation to be an appropriate subject for shareholder action, the Staff has consistently found that decisions regarding product offerings (in that case, fuel efficient vehicles) are not appropriate subjects for shareholder action since these are within the ordinary business of the corporation. In *General Motors*, the Staff recognized that the proposal—while ostensibly about a subject appropriate for shareholder action (executive compensation)—was in reality sought to regulate an area not appropriate for shareholder action (product offerings), and allowed its exclusion.

The TARP Proposal is very similar in that regard to the proposal in *General Motors*. Like the proposal in *General Motors*, the TARP Proposal ostensibly seeks to regulate executive compensation. Also, like *General Motors*, the TARP Proposal really seeks to regulate another matter—in this case the Company's participation in TARP by "selling any amount of troubled assets" to the U.S. Treasury. The link to the Company's capital raising and asset-management activities is clear because the TARP Proposal's executive compensation reforms apply only "[i]n the event that SunTrust Banks, Inc. ("Company") chooses to participate in [TARP]." In fact, the Proponent explains in its supporting statement why it seeks to regulate the Company's capital-raising activities: "[t]he benefits afforded the Company from participation in TARP justify these more demanding executive compensation reforms," and this further establishes that the TARP Proposal is about the Company's capital and asset-management activities. The Proponent has not suggested that these 9 executive compensation reforms are justified if the Company does not participate in TARP, so it is clear that the TARP Proposal at its essence is about the Company's participation in TARP and the Company's capital-raising and asset management activities.

Because the TARP Proposal seeks to limit, restrict and condition the Company's ability to raise capital and manage capital specifically by participating TARP, Rule 14a-8(i)(7) authorizes the Company to exclude it from its proxy statement.

B. *The Company's Ability to Make Equity Compensation Decisions for its General Workforce is a Matter of the Company's Ordinary Business Operations*

The TARP Proposal may also be excluded under Rule 14a-8(i)(7) because it seeks to regulate the Company's compensation practices with respect to the Company's general workforce. The Staff has consistently allowed the exclusion of such proposals because they encroach upon the Company's "ordinary business operations." *See, for example, Plexus Corp.* (September 4, 2007) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal forbidding the issuance of new stock options to all employees); *Pfizer Inc.* (January 29, 2007) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal forbidding the issuance of new stock options to all employees); *Amazon.com, Inc.* (March 7, 2005) (permitting the exclusion under Rule

14a-8(i)(7) of proposals requesting that the board adopt and disclose a new policy on equity compensation and cancel a certain equity compensation plan potentially affecting all employees); *Woodward Governor Co.* (September 29, 2004) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting the discontinuation of all stock option grants); and *Lucent Technologies Inc.* (November 6, 2001) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal seeking to decrease the remuneration of all officers and directors). The Staff has distinguished between shareholder proposals relating to senior executive officer compensation issues, which generally are not excludable from proxy material under Rule 14a-8(i)(7), and proposals relating to a broader group of officers and employees, which are excludable. See *Ascential Software Corporation* (April 4, 2003) (allowing the omission of a proposal under Rule 14a-8(i)(7) that addressed compensation policies and practices that extended beyond senior executive compensation); *Minnesota Mining and Manufacturing Company* (March 4, 1999) (proposal to limit the yearly percentage compensation increase of the "top 40 executives" excludable under Rule 14a-8(i)(7) as relating to ordinary business matters); *Xerox Corporation* (March 25, 1993) (referring to senior executive officer compensation as an includable matter).

Additionally, in Division of Corporation Finance: Staff Legal Bulletin No. 14A - Shareholder Proposals (July 12, 2002) ("SLB 14A") regarding shareholder proposals relating to shareholder approval of equity compensation plans, the Staff stated that it will allow companies to rely on Rule 14a-8(i)(7) to exclude a proposal if the proposal relates to equity compensation plans that may be used to compensate *all* employees, including senior executive officers and directors (without focusing on any potential dilution). The TARP Proposal does not focus on dilution, applies at least in part to general workforce compensation and, therefore, falls within the pronouncement of SLB 14A as excludable pursuant to Rule 14a-8(i)(7).

The TARP Proposal seeks to regulate the Company's general compensation practices by (1) requiring that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, and (2) by requiring a minimum 5-year vesting requirement on all new option and share awards. Both requirements apply to the Company's general compensation policies and practices, and apply far more broadly than the Company's 9 executive officers.

Because the TARP Proposal seeks to regulate (x) long-term compensation packages, (y) the granting of stock options and (z) the granting of share awards to employees beyond those classified as senior executive officers, the Company may excluded it pursuant to Rule 14a-8(i)(7), as related to the Company's ordinary business operations.

2. The Company may exclude the proposal under Rule 14a-8(i)(3) because it is false and misleading in violation of Rule 14a-9.

The TARP Proposal makes several statements or omissions which violate Rule 14a-9 because they are either false, misleading, or omit to state material facts necessary in order to make the statements therein not false or misleading.

Rule 14a-8(i)(3) expressly authorizes the Company to exclude a shareholder's proposal where such proposal violates the proxy rules, including specifically Rule 14a-9. Rule 14a-9(a) prohibits statements which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements therein not false or misleading.

The first statement made in the TARP Proposal which violates Rule 14a-9 is the Proponent's statement within its supporting statement that the Company's participation in the TARP was made ***necessary*** in part by aspects of the Company's business operations. This statement is demonstrably false. First, the Company's participation was not necessary in any sense—neither as a legal necessity nor as a practical business necessity. In fact, on the date the Company received the TARP Proposal, the Company had not yet participated in the TARP program. To this day, the Company has only participated in TARP through the U.S. Treasury's Capital Purchase Program (CPP), which was established under the TARP but does not involve the sale of troubled mortgage assets, as discussed more fully below. The falsity of the Proponent's statement is best evidenced by the Company's capital levels. At September 30, 2008 (prior to the Company's participation in the CPP), the Company reported Tier 1 Capital and Total Capital ratios of 8.15% and 11.16%. See Quarterly Report on Form 10-Q of SunTrust Banks, Inc. for the quarter ended September 30, 2008, at p. 44. These capital levels are well above the level required for the highest capital designation—"well capitalized,"[2] and are well above the Company's capital levels at the same time in 2007, 2006, and 2005. Quarterly Report on Form 10-Q of SunTrust Banks, Inc. for the quarter ended September 30, 2008, at p. 44; Quarterly Report on Form 10-Q of SunTrust Banks, Inc. for the quarter ended September 30, 2007, at p. 44; and Quarterly Report on Form 10-Q of SunTrust Banks, Inc. for the quarter ended September 30, 2006, at p. 26. The falsity of the Proponent's statement is supported by the Company's statements in its October 27, 2008 press release announcing its intention to participate in the CPP:

> "Our participation in the Capital Purchase Program enhances SunTrust's already solid capital position and will permit us to further expand our business and take advantage of growth opportunities. In addition, we are pleased to support the Treasury in its ongoing effort to address dislocations in financial markets and spur the market stabilization that is in the public interest." See Ex. 99.1 to Current Report on Form 8-K of SunTrust Banks, Inc. filed October 23, 2008.

Statements such as the Proponent's that the Company's participation in the TARP was necessary bear on the Company's financial condition. In the banking industry, the statement that participation in TARP was necessary is the sort of impugning statement which the Commission specifically identified in Note (b) to Rule 14a-9 as an example of the sort that may be misleading violate Rule 14a-9. The materiality of such statements, particularly during the present credit crisis, should be self-evident. Recently, Secretary of the Treasury Henry Paulson stated that "[The Treasury's Capital Purchase] program is designed to attract broad participation by ***healthy institutions*** and to do so in a way that attracts private capital to them as well. (emphasis added)." Statement by Secretary Henry M. Paulson, Jr. on Capital Purchase Program, October 20, 2008, available at http://www.ustreas.gov/press/releases/hp1223.htm. The Company believes the Secretary made this statement in order to mitigate the potential serious, adverse effects of rumor-mongering and the potential stigma which participation in the CPP might otherwise bring to participating financial institutions. The Secretary's comment demonstrates the materiality of such statements. Similarly, the emphasis by the Secretary on participation in CPP by healthy financial institutions is further evidence of the voluntary nature of the program, and, therefore, the falsity of the Proponent's statement. See also, press release HP-1207, "Treasury Announces TARP Capital Purchase Program Description," October 14, 2008, available at http://www.treas.gov/press/releases/hp1207.htm (stating that "Treasury today announced a ***voluntary*** Capital Purchase Program to encourage U.S. financial institutions to build capital to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy" (emphasis added)).

The second aspect of the Proponent's statements which violates Rule 14a-9 is the omission of any disclosure regarding when its executive compensation limits expire. Absent any statement that these limits will be temporary, one must interpret the TARP proposal's limits to apply indefinitely or permanently. The failure to disclose the permanence of these restrictions is likely to mislead the Company's shareholders as to a material fact because of the context in which the limits become operative—if the Company "chooses to participate in the [TARP] program ... by selling any amount of troubled assets to the U.S. Treasury." Shareholders are likely to assume that the TARP Proposal's limits will be temporary because of the exigent and temporary nature of the TARP program. This would be a reasonable (although mistaken) assumption by shareholders since the executive compensation restrictions imposed by EESA as a result of participating in TARP apply only for so long as the Treasury holds an equity or debt position in the Company purchased under the TARP program, and because as explained above the duration of the restrictions imposed by the proposal is permanent. *See, for example,* EESA Section 111(b)(2)(A)(stating that the prohibition on incentives for taking unnecessary and excessive risks that threaten the value of the financial institution applies only "during the period that the Secretary [of the Treasury] holds an equity or debt position in the financial institution"); and EESA Section 111(b)(2)(C)(stating that the prohibition on golden parachute payments shall apply to the financial institution only "during the period that the Secretary [of the Treasury] holds an equity or debt position in the financial institution"). Previously, the Staff found a proposal which did not state the duration of its requirements to be excludable as vague and indefinite. *Wendy's International, Inc.*(February 24, 2006). Therefore, because the duration of the limits is material, and because shareholders are likely to be misled by the Proponent's disclosure, the TARP Proposal violates Rule 14a-9, and Rule 14a-8(i)(3) authorizes the Company to exclude it.

3. The proposal has been substantially implemented.

Rule 14a-8(i)(10) authorizes the Company to exclude the proposal "[i]f the company has already substantially implemented the proposal." This Rule does not address how to analyze whether multiple proposals have been substantially implemented. For example, where 9 separate proposals have been submitted, Rule 14a-8(i)(10) does not address whether only a majority of the 9 separate propels must be substantially implemented or whether *each* of those 9 proposals must be substantially implemented before a Company may exclude the proposal. (This is because Rule 14a-8(c) limits a proponent to a single proposal—the Company discusses in Part 4, below, how the Proponent has attempted to evade that limit by constructing its proposal as a compound proposal.) Nevertheless, the Company has on the whole substantially implemented the proposal, as explained below with respect to each of the 9 proposals.

"[1] A prohibition on all senior executive change-of-control payments;" The Company presently is subject to the executive compensation limitations under EESA. Section 111(b)(2)(C) of EESA and the regulations adopted thereunder limit the payment by the Company of any golden parachute payments to senior executives for so long as the Treasury owns any debt or equity interest of the Company purchased through the CPP. The relevant regulation defines a golden parachute payment generally so as to prohibit payments in excess of three times a senior executive officer's base pay. Each senior executive officer of the Company has entered into a letter agreement with the Company which implements this limit. The Company filed the form of such agreement as an exhibit to its current report on Form 8-K filed November 17, 2008. Such statutory and contractual limits substantially reduce the potential benefits otherwise payable to such executives. Accordingly, the Company has ***substantially*** implemented this proposal.

"[2] ...a limit on severance payments to the amount of an executive's annual salary in all ...separation circumstances [other than a change-of-control];" The Company presently provides its senior executive officers severance only under the SunTrust Severance Pay Plan, which applies to all regular employees. Under this plan, the amount the Company will pay to the senior executive officers is capped at 52 weeks' pay. The Company disclosed this fact at page 38 of its definitive proxy statement filed with the Commission on February 29, 2008. Accordingly, the Company has ***fully*** implemented this proposal.

"[3] A 'clawback" or recoupment policy that requires the recoupment of any bonus or incentive compensation paid to a senior executive based on statements of earnings that are later shown to be materially inaccurate;" Section 111(b)(2)(B) of EESA and the regulations adopted thereunder require the Company to provide for the recovery of any bonus or incentive compensation paid to a senior executive officer based on statements of earnings, gains, or other criteria that are later proven to be materially inaccurate. Each senior executive officer of the Company has entered into a letter agreement with the Company which contractually authorizes such a recovery. The Company filed the form of such agreement as an exhibit to its current report on Form 8-K filed November 17, 2008. Accordingly, the Company has *fully* implemented this proposal.

"[4] A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares, that use clearly-defined metrics and rigorous performance targets; The Company's current policy is to target roughly equal awards of time-vested restricted stock and time-vested stock options. Both time-vested restricted stock and time-vested stock options are related to the Company's performance, but to a lesser extent than are performance-vested awards. Accordingly, the Company has only ***partially*** implemented this proposal.

"[5] A strong equity retention requirement that mandates that senior executives hold for the full term of their employment at least 75% of the shares obtained through the exercise of options or the award of restricted shares; The Company requires its CEO to retain 100%, and other senior executives to retain 75%, of the shares acquired upon exercise of an option (net of income taxes and exercise price). This retention requirement extends for one year. *See* definitive proxy statement filed with the Commission on February 29, 2008, at page 23. In addition, the Company also requires its CEO to own SunTrust common stock worth at least 5 times his base salary and other senior executives to own stock equal to 3 times their base salary. Together, these requirements amount to very strong equity retention requirements. Accordingly, the Company has ***substantially*** implemented this proposal.

"[6] A prohibition on vesting acceleration for all unvested stock options or share awards held by senior executives; This proposal is vague and indefinite because it is not clear how the Company would implement this restriction.

Most outstanding equity awards held by the Company's senior executive officers, whether stock options or restricted stock, were issued under the Company's 2004 Stock Plan. That plan contemplates that option or stock awards be evidenced by a written agreement that specifies the minimum service or other vesting conditions. That plan expressly authorizes The Board and the Compensation Committee of the Board to modify or amend any option or restricted stock grant.

The proposal seeks to limit "acceleration" of equity awards. "Acceleration" refers to a discretionary act to cause an equity award to vest earlier than scheduled. Since acceleration by definition is a change to a scheduled event, one cannot anticipate future acceleration events. Therefore, in order to implement the proposal, the Company would need to restrict its or the Board's ability to ever alter the vesting schedule of an equity award. The Proponent does not explain how one would do this, nor whether doing so would be permissible under state law affecting the fiduciary duties of directors. The Proponent attempts to minimize the challenges of implementing its proposal by requiring ***"[9] A commitment by the compensation committee to renegotiate, conditioned on an executive's agreement, any senior executive employment agreement that limits the ability of the committee to institute these executive compensation reforms. Absent the removal of contractual limitations on these reforms, the committee is urged to implement the set of reforms to the greatest extent possible."*** For at least the last 3 years, the Company has not accelerated any equity awards held by any senior executive officer. Accordingly, the Company has ***substantially*** implemented this proposal to the extent it is susceptible of implementation.

"[7] A freeze on all contributions to any non-qualified supplemental executive retirement plan (SERP) maintained for the benefit of senior executives; The Company provides pension benefits in order to attract and retain executives. The Company maintains both qualified and nonqualified defined benefit retirement plans that it has designed to work together to provide target retirement pay to its senior executives. The Company has not altered this policy. Accordingly, the Company has ***not implemented*** this proposal.

"[8] A minimum vesting requirement on all new option and share awards of five year cliff-vesting; At page 19 of its definitive proxy statement filed with the Commission on February 29, 2008, the Company stated that its "makes annual stock option awards to senior executives. ... Stock options generally ... [cliff] vest (100%) 3 years after the date of grant." Accordingly, the Company has ***substantially*** implemented this proposal.

In conclusion, the Company has fully or substantially implemented the overwhelming majority. Accordingly, Rule 14a-8(i)(10) authorizes the Company to exclude the TARP Proposal.

4. The proposal constitutes 9 separate proposals in violation of Rule 14a-8(c).

Finally, perhaps the strongest reason to justifying the Company's exclusion of the proposal is because the Proponent has combined 9 separate proposals into a single, compound proposal in a blatant attempt to circumvent Rule 14a-8(c)'s limit of a single proposal. Rule 14a-8(i)(3) expressly authorizes the Company to exclude a shareholder's proposal where such proposal violates the proxy rules. As explained below, the TARP Proposal is actually a composite of 9 separate proposals. Because the Proponent has in effect submitted more than 1 proposal in violation of Rule 14a-8(c), Rule 14a-8(i)(3) permits the Company may exclude the proposal from the Company's proxy statement.

The TARP Proposal is in the form of a resolution to be adopted by the Company's shareholders urging the Board of Directors and its compensation committee to implement 9 separate reforms in the event that the Company participates in the TARP program by selling any amount of troubled assets to the U.S. Treasury. The proposal lists these reforms as follows:

"[1] A prohibition on all senior executive change-of-control payments";

"[2] ... a limit on severance payments to the amount of an executive's annual salary in all ... separation circumstances [other than a change-of-control];"

"[3] A 'clawback" or recoupment policy that requires the recoupment of any bonus or incentive compensation paid to a senior executive based on statements of earnings that are later shown to be materially inaccurate;"

"[4] A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares, that use clearly-defined metrics and rigorous performance targets;

"[5] A strong equity retention requirement that mandates that senior executives hold for the full term of their employment at least 75% of the shares obtained through the exercise of options or the award of restricted shares;

"[6] A prohibition on vesting acceleration for all unvested stock options or share awards held by senior executives;

"[7] A freeze on all contributions to any non-qualified supplemental executive retirement plan (SERP) maintained for the benefit of senior executives;

"[8] A minimum vesting requirement on all new option and share awards of five year cliff-vesting; and

"[9] A commitment by the compensation committee to renegotiate, conditioned on an executive's agreement, any senior executive employment agreement that limits the ability of the committee to institute these executive compensation reforms. Absent the removal of contractual limitations on these reforms, the committee is urged to implement the set of reforms to the greatest extent possible."

It appears that the Proponent has cut and pasted various disparate compensation proposals which have previously been the subject of SEC no-action letters. Its purpose appears to be to create a single, compound, onerous set of restrictions on the Company if it raises capital through or sell assets under the TARP program.

The separateness of each of the 9 proposal is evidenced by the fact that many have been the subject of their own no-action letter: A proposal restricting senior executive change-of-control agreements was addressed in *AT&T Inc.* (January 31, 2006) (proponent urged company to amend the company's bylaws to require shareholder ratification of certain agreements of any officer when the agreements provide benefits with a total present value exceeding 2.9 times the sum of the officer's base salary plus target bonus); proposals requiring "clawbacks" or recoupment of any bonus or incentive compensation were addressed in both *Wal-Mart Stores, Inc.* (March 28, 2008) (proposal urging the board of directors of the company to adopt a policy to recoup for the benefit of the company any future compensation to senior executive officers to the extent that the compensation was based on fraudulent or illegal conduct or other similar misconduct) and *General Electric Company* (January 3, 2008) (proposal urging the board of directors of the company to adopt a bylaw to recoup for the benefit of the company bonuses and incentive payments to senior executive officers to the extent that the corresponding performance targets were later reasonably determined to have not been achieved or resulted from an error); proposals requiring that a majority of future equity compensation be awarded in the form of performance-vested equity instruments were addressed in *The Kroger Co.* (March 18, 2008) (proponent urged the board of directors compensation committee to adopt a pay-for-superior-performance principal that delivers a majority of long-term compensation to senior executives through performance-vested equity awards), *The AES Corporation* (March 12, 2008) (proponent urged the board of directors compensation committee to adopt a pay-for-superior-performance principal that delivers a majority of long-term compensation to senior executives through performance-vested equity awards) and *Edison International* (February 15, 2007) (proponent urged the board of directors to adopt a policy whereby at least 75% of future equity compensation awarded to senior executives be performance-based); and a proposal limiting benefits provided under supplemental executive retirement plans was addressed in *Eastman Chemical Company* (January 30, 2007).

The distinctness if the proposals are also demonstrated by the fact that they apply to very different groups of employees and vastly differing numbers of persons. Proposals 1, 3, 5, 6, 7, and 9 apply only to senior executive officers, which presumably are the CEO, CFO, and three other most highly-compensated officers (5 persons), while Proposal 2 applies to all executive officers, which at SunTrust is a total of 9 persons. Additionally, Proposals 4 and 8 apply to all employees, (approximately 30,000 persons) and therefore are not limited to *senior executive* compensation.

Further, the proposals themselves relate to disparate aspects of executive compensation. Proposal 2 relates to post-termination compensation while Proposal 5 relates to the retention of executives—the opposite of post-termination compensation. Proposals 1, 3, and 4 relate to contingent events—the effect of a change of control, the effect of a financial statement restatement, and potential acceleration of equity awards. In contrast, Proposals 4, 7 and 8 relate to key components of employees' total compensation package—long term incentives, retirement benefits, and vesting of equity awards. In short, each paragraph addresses a very different aspect of compensation.

The Staff consistently has taken the position that multiple unrelated proposals are excludable, even if packaged as a single submission. *See, e.g., American Electric Power* (January 2, 2001) (permitting exclusion of multiple proposals regarding director tenure and compensation, and frequency of board meetings); and *IGEN Int'l*, Inc. (July 3, 2000) (permitting exclusion of multiple proposals regarding the size of the company's board, the frequency of board meetings, and ownership requirements to call shareholder meetings). In applying the "one proposal" standard in this context, the Staff has distinguished between a multi-prong proposal where each element relates to a single concept and multiple proposals addressing distinct standards or actions. *See, e.g., Meadow Valley Corporation* (March 30, 2007) (declining to concur with exclusion of proposal that urged company to liquidate an investment and distribute proceeds of liquidation to shareholders); and *Computer Horizons Corp.* (April 1, 1993) (declining to concur with exclusion because "the elements of the proposal all relate to one concept, the elimination of anti-takeover defenses"). When a single submission involves distinct actions or topics, the Staff has concurred that the proposals may be excluded even if they relate to the same general topic. *See, e.g., Electronic Data Systems Corp.* (March 10, 1998) (proposals to eliminate classified board and establish "independent lead director" excludable); *Allstate Corp.* (January 29, 1997) (permitting exclusion of proposals instituting cumulative voting for directors and prohibiting practices that could impair the effectiveness of cumulative voting).

For the reasons stated above, the TARP Proposal clearly is a composite of 9 separate proposals rather than a multi-prong proposal related to any single concept. The TARP Proposal on one level relates to the TARP program and the ordinary Company's capital-raising and asset management activities, but then also imposes restrictions on compensation ranging from change-in-control payments to executive officers, vesting requirements on option and share awards issued to the general workforce, "clawbacks" on incentive compensation currently awarded to senior executive officers. The Staff should not permit a proponent to avoid the limits of the single proposal rule (Rule 14a-8(c)) by simply formatting each separate proposal in bullet point format. If the Company is not permitted to exclude the TARP Proposal, then proponents will be encouraged to submit as many proposals in compound form as they can fit within 500 words. The absurdity of such a result is already being approached, as the Proponent needs nearly twice as many words to simply state its 9 proposals as it uses to explain those proposals. Because the Proponent has in effect submitted more than 1 proposal in violation of Rule 14a-8(c), Rule 14a-8(i)(3) expressly authorizes the Company to exclude the proposal from the its proxy statement.

Conclusion

Based on the foregoing analysis, we respectfully request that the Staff concur that Rule 14a-8 authorizes the Company to exclude the TARP Proposal form the Company's Proxy Materials and to confirm that the Staff will take no action if the Company excludes the TARP Proposal from its Proxy Materials. We would be happy to provide you with additional information and answer any questions that you may have regarding the subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me.

Sincerely,

David A. Wisniewski

cc: Raymond D. Fortin, General Counsel and Corporate Secretary
C. Thomas Keegel, General Secretary-Treasurer, International Brotherhood of Teamsters

[1] The TARP Proposal is dated October 23, 2008. The Company announced on October 27, 2008 its intention to participate in the U.S. Treasury's Capital Purchase Program by selling newly-issued Company preferred stock to the Treasury. On November 17, 2008, the Company announced the completion of this transaction. *See* Current Report on Form 8-K filed November 17, 2008.

[2] The Company is subject to a minimum Tier 1 Capital and Total Capital ratios of 4% and 8%, respectively, of risk weighted assets. To be considered "well-capitalized," ratios of 6% and 10%, respectively, are needed. See Quarterly Report on Form 10-Q of SunTrust Banks, Inc. for the quarter ended September 30, 2008, at p. 70.

EXHIBIT A

RESOLVED: In the event that SunTrust Banks, Inc. ("Company") chooses to participate in the Troubled Asset Relief Program ("TARP") program established by the Economic Emergency Stabilization Act ("Act"), by selling any amount of troubled assets to the U.S. Treasury, the Company shareholders urge the Board of Directors and its compensation committee to implement the following set of reforms that imposes important limitations on senior executive compensation:

- A prohibition on all senior executive change-of-control payments and a limit on severance payments to the amount of an executive's annual salary in all other separation circumstances;
- A "clawback" or recoupment policy that requires the recoupment of any bonus or incentive compensation paid to a senior executive based on statements of earnings that are later shown to be materially inaccurate;
- A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares, that use clearly-defined metrics and rigorous performance targets;
- A strong equity retention requirement that mandates that senior executives hold for the full term of their employment at least 75% of the shares obtained through the exercise of options or the award of restricted shares;
- A prohibition on vesting acceleration for all unvested stock options or share awards held by senior executives;
- A freeze on all contributions to any non-qualified supplemental executive retirement plan (SERP) maintained for the benefit of senior executives;
- A minimum vesting requirement on all new option and share awards of five year cliff-vesting; and,
- A commitment by the compensation committee to renegotiate, conditioned on an executive's agreement, any senior executive employment agreement that limits the ability of the committee to institute these executive compensation reforms. Absent the removal of contractual limitations on these reforms, the committee is urged to implement the set of reforms to the greatest extent possible.

EXHIBIT A

SUPPORTING STATEMENT: Many Company shareholders and stakeholders are experiencing serious financial losses related to the problems afflicting our nation's credit markets and economy. The Company's financial and stock price performance is seriously challenged by these events. Company participation in the TARP established by the Act has been necessitated by broad capital market problems, as well as by aspects of the Company's business operations.

Generous executive compensation plans that produce ever-escalating levels of executive compensation unjustified by performance levels are major factors undermining investor confidence in the markets and corporate leadership. In the Act, Congress enacted executive compensation requirements for participating companies. Unfortunately, those executive compensation restrictions are woefully inadequate to address the serious shortcomings of most executive compensation plans, including those in the Company's plan. We have proposed a set of more rigorous executive compensation reforms that we believe will significantly improve the pay-for-performance features of the Company's plan and help restore investor confidence. The benefits afforded the Company from participation in TARP justify these more demanding executive compensation reforms.

We urge shareholders to vote **FOR** this proposal.

EXHIBIT B

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 23, 2008

VIA FACSIMILE 404-724-3550
AND UPS GROUND

Mr. Raymond D. Fortin, Corporate Secretary
SunTrust Banks, Inc.
303 Peachtree Street N.E.
Atlanta, Georgia 30308

Dear Mr. Fortin:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2009 Annual Meeting.

The General Fund has owned 5,365 shares of SunTrust Banks, Inc., continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via the U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Jamie Carroll of the Capital Strategies Department at 202-624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosures

EXHIBIT B

AMALGAMATED BANK.

October 23rd, 2008

Raymond D. Fortin
Corporate Secretary
SunTrust Banks, Inc.
303 Peachtree Street. NE
Atlanta, GA 30308

Re: SunTrust Banks Inc., – Cusip # 867914103

Dear: Mr. Fortin:

Amalgamated Bank is the record owner of 5,365 shares of common stock (the "Share") of SunTrust Banks Inc., beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account ***FISMA & OMB Memorandum M-07-16*** The International Brotherhood of Teamsters General Fund has held the Shares continuously since 10/01/07 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4971.

Very truly yours,

Hugh A. Scott
First Vice President
Amalgamated Bank

CC:
Jamie Carroll

EXHIBIT C

SunTrust

David A. Wisniewski
Group Vice President and
Managing Attorney

SunTrust Banks, Inc.
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308
Tel 404.724-3604
Fax 404.230.5387
David.Wisniewski@SunTrust.com

November 21, 2008

VIA FACSIMILE 202-624-8110
AND US MAIL

C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

Re: Shareholder Proposal

Dear Mr. Keegel,

We acknowledge receipt of the proposal by the International Brotherhood of Teamsters General Fund which you requested be included in the proxy materials related to the next annual meeting of the shareholders of SunTrust Banks, Inc. (the "Company"). The Company intends to exclude the proposal because it pertains to the ordinary business of the Company, includes statements which are false and misleading, is vague and indefinite, has been substantially implemented, and constitutes more than one proposal in violation of the proxy rules. A copy of our correspondence with the United States Securities and Exchange Commission is attached, and that letter better explains our bases for excluding your proposal.

If you wish to resubmit a single proposal, you must do so within 14 calendar days of receipt of this letter.

Finally, for your reference, I have attached a copy of SEC Rule 14a-8.

Thank you for your interest in SunTrust. Please call me if you have any questions or concerns.

Best regards,

David A. Wisniewski

cc: Raymond D. Fortin, Corporate Secretary and General Counsel

EXHIBIT C

Rule 14a-8 – Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

EXHIBIT C

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

   2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

      Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

   2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

      Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

   3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

   4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

   5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

   6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

   Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

   1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

   2. The company must file six paper copies of the following:

      i. The proposal;

      ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

MI Preliminary Calendar
Last Update: November 21, 2008

<u>April</u>

11	Money Matters – (E&T/FR)
25	Membership Spring Fling Networking Lunch/Food of the World – (SA/FR/CA)

<u>May</u>

2	Board/Officer Planning Meeting (All report at 10:00 AM)
16	May Mother and Daughter Appreciation Breakfast (SA/FR)
30	Career Moves & May Membership Drive – (E&T/FR)

<u>June</u>

13	Father & Son Appreciation Dinner (SA/FR)
20	Money Matters – (E&T/FR)
27	Board/Officer/Membership Quarterly Meeting (All report at 10:00 AM) New Member Orientation

<u>July</u>

1	Back to School Book Bag Drive Begins (V)
4	Member "Independent" Day Networking Barbecue (SA/FR)
16-20	Entrepreneur/Alternative Career Choice Cruise (SA/FR/ET/CA)
31	Back to School Book Bag Drive Ends (V)

<u>August</u>

1	Board/Officer Planning Meeting (All report at 10:00 AM)
14-16	Non-Profit Annual Cultural Leader Interchange Forum (GM/FR)
29	Career Moves (E&T/FR)

<u>September</u>

1	Nominating Committee Forms (AD)
12	Board/Officer/Membership Quarterly Meeting (All report at 10:00 AM) New Member Orientation – (GM)
26	Money Matters (E&T/FR)

<u>October</u>

1	Thanksgiving Food Drive Begins
10	Board/Officer Planning Meeting (All report at 10:00 AM)
24	Career Moves (E&T/FR)
31	Annual Masked Ball (SA/FR)

<u>November</u>

7	Board/Officer Planning Meeting (All report at 10:00 AM) Officer Elections Begin/Submission of Ballots
14	Thanksgiving Food Drive Distribution and Members Only Thank You Dinner
21	MI Holiday Break
30	Toy Drive Begins

<u>December</u>

5	Board/Officer/Membership Quarterly Meeting (All report at 10:00 AM) Office Elections End/Winners Announced– (GM)
12	MI Atlanta Chapter Annual Awards Ceremony & Dinner (SA/FR)
19	Toy Drive Distribution & Member Holiday Brunch

END

Notes: All Health and Welfare seminars & workshops will take place at each quarterly meeting

Key: AD – Administrative, ET – Education & Training, GM – General Meeting, SA – Special Activity, CA – Cultural Awareness, FR – Fundraiser